Exhibit 3.21
                    Amendment to Amended and Restated By-laws

          Article III, Section 3 of the Company's By-laws is hereby amended to read in its entirety as follows:

         "3. QUALIFICATION. No officer need be a stockholder, and only the Chairman of the Board, if one be elected, need be a director. The President need not be a director. Any two or more offices may be held by the same person. The Clerk shall be a resident of Massachusetts, unless the corporation has a resident Agent appointed for the purpose of service of process. Any officer may be required by the Board of Directors to give bond for the faithful performance of his duties to the corporation in such amount and with such sureties as the Board of Directors may determine."